MAIL STOP 3628

July 26, 2005

By Facsimile (704) 338-7836 and U.S. Mail

Robert A. Bruggeworth
President and Chief Executive Officer
RF Micro Devices, Inc.
7628 Thorndike Road
Greensboro, North Carolina 27409

Re:  	RF Micro Devices, Inc.
	Schedule TO-I
      Filed on July 11, 2005
	File No. 005-52447

Dear Mr. Bruggeworth:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-I

General

1. We note that you filed a proxy statement in definitive form on June 14, 2005. In view of the fact that the purpose of proposal 2 is to approve a proposed exchange of outstanding stock options for new options, please advise of the basis for your belief that RF Micro was not required to file a preliminary proxy statement pursuant to 14a-6(a). In this regard, explain why you believe proposal 2 is consistent with one or more of the matters set forth in 14a-6(a)(1)-(6).

2. Please explain in your response letter why you have not provided the pro forma financial information required by Item
1010(b) of Regulation M-A.

3. We note the disclosure at the forepart of the document that "[i]t is possible that modifications may be made to the terms Offered Eligible Employees in countries outside of the United
States. . . ." In your response letter, please describe these potential modifications and explain why they are necessary under home country law or practice. We may have additional comments.

Offer to Exchange

General

4. We note the reference to the closing price of RF Micro`s common stock on June 27, 2005. Please advise us as to why you refer to this date rather than a date immediately prior to the commencement of the offer.

5. You disclose throughout your document that the board of directors retains the authority, in its sole discretion, to terminate, modify, amend or postpone the Option Exchange Program at any time prior to expiration. Although we agree that you may retain the authority to modify or amend the Option Exchange Program in your discretion, it is our view that you may terminate the offer only if one of the listed offer conditions so permits. In this regard, since you do not reference the occurrence of any listed offer condition, this language seems to inappropriately imply that you may terminate the offer at will, in your sole discretion, and for any reason. Please confirm your understanding, and revise the disclosure throughout your Offer to Exchange.

6. Throughout the offer materials, you refer to your right to "postpone" the offer. Clarify what you mean. For example, are you using this term to mean extension of the offer? We may have additional comments after reviewing your response.

7. We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. Item
1010(c) of Regulation M-A requires that at least a complete summary of that information be disseminated to note holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation
H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. We note that you provide summary financial information in Schedule A to your Offer to Exchange. However, it appears that you have not provided all of the summary financial information required. For example, we were unable to locate the ratio of earnings to fixed charges and the book value per share required by Item 1010(c)(4) and (5), respectively.
Please revise your Offer to Exchange or advise.

Risk Factors, page 9

8. On page 10, you advise that option holders who do not "affirmatively decline" participation in the Option Exchange Program (versus those who simply do not participate) may be adversely affected by the offer. Please clarify how option holders "affirmatively decline" the offer.

Section 6.  Conditions of the Offer, page 15

9. We refer you to the disclosure in the last paragraph of this section that your failure at any time to exercise any of the offer conditions will not be deemed a waiver of such conditions. This language suggests that even once a condition is triggered, the company can decide whether it is advisable to proceed with the offer. We agree. However, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please revise.

10. While you may condition your tender offer on any number of conditions, those conditions must be clearly and specifically described in your offer materials and must be outside of your control. We are concerned that some of the listed offer conditions are so broadly drafted as to potentially render this offer illusory, and to make it impossible for a security holder to determine what events or occurrences will allow you to terminate it. Please generally revise to narrow your conditions, quantifying where possible. The following are examples of offer conditions which we believe are problematic because of their breadth or lack of specificity; however, these examples are not intended to be an exhaustive, and we urge you to examine and revise this section generally:

(c)(iv) Quantify a material and adverse affect on your financial condition, income and operations.

(d) This condition is so broadly drafted as to essentially allow you to assert it under any circumstances. Also, this condition appears to allow you to terminate the offer based on voluntary actions by the company. For example, RF Micro may assert this offer condition if there is "any change or changes in [its] business, condition (financial or otherwise), assets, operations, prospects or share ownership." Further, you refer to governmental or legal action or proceeding, law or regulation that may be material to RF Micro. This language appears to include both positive and negative effects on the business, and may be so broad as to render the offer illusory.

Section 17. Forward-Looking Statements, page 24

11. Refer to the last sentence in this section. Your disclaimer of any obligation to update disclosure in the offer materials is inconsistent with your obligation to due so under Rule 13e-
4(c)(3). Please delete.

Election Form

12. We note your request that the security holder acknowledge that they have "read the Offer to Exchange" and "understand that participation in the Option Exchange Program has certain risks and uncertainties." It is not appropriate to require security holders to attest to the fact that they "read" or "understand" the terms of the offer as such language effectively operates as a waiver of liability. Please delete this and other similar language throughout these materials.

Closing

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from RF Micro acknowledging that:

* the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

           				Very truly yours,



         				Jeffrey B. Werbitt
					Attorney-Advisor
					Office of Mergers & Acquisitions

cc: 	Ross H. Parr, Esquire
      Womble Carlyle Sandridge & Rice, PLLC
      3500 One Wachovia Center
      301 South College Street
      Charlotte, North Carolina 28202-6037